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As filed with the Securities and Exchange Commission on March 19, 2002

Registration No. 333-84438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE RIGHT START, INC.
(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	95-3971414 (I.R.S. Employer Identification No.)

2520 Renaissance Boulevard, King of Prussia, PA 19406
(Address of principal executive offices) (Zip code)

610.278.7800
(Registrant's telephone number, including area code)

Kendrick F. Royer
2520 Renaissance Boulevard,
King of Prussia, PA 19406
610.278.7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

From time to time after the Registration Statement becomes effective
(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on the Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant, in connection with filing this Amendment No. 1 to Registration Statement on Form S-3, hereby amends its existing Registration Statement on Form S-3 (File No. 333-84319) pursuant to Rule 429.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MARCH 19, 2002

PROSPECTUS

14,348,819 Shares

The Right Start, Inc.

Common Stock

        This prospectus covers approximately 18.1 million shares of our common stock or approximately 53% of our outstanding shares assuming approval of the conversion feature of certain of our preferred stock by our shareholders and without consideration of management and director options. Certain of our shareholders will, from time to time, be offering and selling these shares of common stock. You should refer to the "Selling Shareholders" section of this prospectus. We will not receive any proceeds from the sale of the common shares.

        The Selling Shareholders received these shares of common stock pursuant to private transactions undertaken by The Right Start, Inc. and its affiliates. This registration is being undertaken pursuant to registration rights agreements between the Company and the Selling Shareholders.

        The common shares are traded on the Nasdaq National Market under the symbol RTST. On March 12, 2002 the closing price of our common shares as reported on the Nasdaq National Market was $4.975 per share.

        You should carefully consider the "Risk Factors" section of this prospectus, which begins on page 20, in determining whether to purchase our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus is March    , 2002

        You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. Neither The Right Start, Inc. nor any of the Selling Shareholders has authorized any other person to provide you with information different from that contained in this prospectus.

        The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

        Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

        The information contained in this prospectus is correct only as of the date on the cover, regardless of the date this prospectus was delivered to you or the date on which you acquired any of the shares.

        This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our company and our industry. When used in this prospectus, the words "believes," "anticipates," "intends," "expects" and similar expressions are intended to identify such forward-looking statements. You will find these forward-looking statements at various places throughout this prospectus and the documents incorporated by reference, including amendments. We advise you to closely consider information contained in the "Risk Factors" section of this prospectus when evaluating such forward-looking statements. These forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You are cautioned not to unduly rely on any forward-looking statements.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, the Selling Shareholders may sell up to approximately 18.1 million shares of common stock described in this prospectus (including approximately 14.3 million shares that are newly registered) or approximately 53% of our outstanding shares assuming approval of the conversion feature of certain of our preferred stock by our shareholders and without consideration of management and director options in one or more offerings. See "Plan of Distribution."

        The Selling Shareholders received the shares registered under this prospectus in private transactions undertaken by The Right Start, Inc. and its affiliates. The registration described in this prospectus is being undertaken pursuant to certain registration rights agreements of the Company and the Selling Shareholders.

        You should carefully read this prospectus together with additional information described under the heading "Where You Can Find More Information." To see more detail, you should read the exhibits filed with our registration statement.

        As used in this prospectus, unless the context requires otherwise, "we," "us," "our," or the "Company" means The Right Start, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC's public reference rooms located at 450 Fifth Street N.W., Washington D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

        Our common shares are traded on the Nasdaq National Market. Material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C., 20006.

        This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with Securities and Exchange Commission rules. You may inspect the registration statement and exhibits without charge at the office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Securities and Exchange Commission at prescribed rates.

        Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance you should refer to the copy of such contract or other document filed as an exhibit to the registration statement or our other filings with the Securities and Exchange Commission.

THE COMPANY

        The Right Start, Inc. is a specialty retailer of high quality developmental, educational and care products for infants and children and has recently expanded its business to include educational products, toys, games, books and multimedia products for children up to age 12 through the purchase by its wholly-owned subsidiary ZB Company, Inc. on September 5, 2001 of substantially all of the assets and assumption of certain liabilities of Zany Brainy, Inc. and its affiliates (the "ZB Acquisition"). In addition, we purchased certain assets and assumed certain liabilities of F.A.O. Schwarz and its telemarketing and fulfillment services affiliate, Quality Fulfillment Services, Inc. on January 6, 2002 (the "FAO Acquisition").

        We were formed as a catalog company in 1985 to capitalize upon growing trends towards the use of mail order catalogs and the demand for high quality infants' and children's goods. Until our formation, parents' alternatives were limited to low-service, mass merchandise stores or sparsely-stocked, high-priced infants' and children's specialty stores. To counter this, we offer a carefully screened comprehensive selection of infant and toddler products that we consider to be the "best of the best," that is, the safest, most durable, best designed and best valued items, in a full service setting. We currently select this kind of product from over 350 vendors worldwide.

        We then expanded our distribution channels beyond The Right Start Catalog and into specialty retail sales through The Right Start stores. Based on the results of the retail stores, our strategy evolved to include a reduction in The Right Start Catalog circulation and plans for a major retail expansion. At January 30, 2002, we operated 64 Right Start retail stores in 19 states throughout the United States. Twenty of these stores were located in large shopping malls and 44 were located in stand-alone locations or in local shopping centers. As part of reevaluating store location strategy, in 1997 we determined that some of our existing mall locations were not performing at an acceptable level and implemented a closing plan for those stores.

        In September 2001 we purchased assets and certain liabilities of Zany Brainy, Inc. and its affiliates from bankruptcy (the "Zany Acquisition") through our subsidiary ZB Company, Inc. The Zany Acquisition provided us with a leading specialty retail business selling high quality toys, games, books and multimedia products for kids which we believed would fit well with our business in terms of customers and operations. In addition, management felt that Zany stores were larger than needed for their business and that we could improve results at many Zany stores by adding a Right Start brand boutique within existing space. The business of Zany Brainy, Inc. began in 1991 and the first Zany store was opened in Wynnewood, Pennsylvania in the same year. We retained 169 of the Zany Brainy stores.

        In January 2002 we purchased assets and certain liabilities of F.A.O. Schwarz and an affiliate telemarketing and fulfillment service provider through our subsidiary Toy Soldier, Inc. Established in 1862, F.A.O. Schwarz developed into the premier upscale retailer of toys in the United States. The focus for the FAO brand is on unique, high quality, exclusive products in playful, interactive, fun selling environments staffed with knowledgeable and attentive sales personnel. Frederick August Otto Schwarz founded the business in 1862, just six years after he arrived in America from Westphalia, Germany. Mr. Schwarz operated his shop in Baltimore, Maryland until 1870 when he moved to New York to open the Schwarz Toy Bazaar on Broadway which eventually moved to its current location at 767 Fifth Avenue. FAO now has flagship stores in Manhattan, Los Angeles, San Francisco, Las Vegas, Boston and Orlando as well as 16 smaller stores. In addition, we are currently operating a flagship store in Chicago that we did not acquire in the purchase.

        We believe our purchase of the Zany Brainy and FAO brands is logical because we believe we share similar customer demographics, merchandising philosophies, service goals and vendors. In addition we believe that the opportunities for cross-marketing and operating cost synergies will benefit all three brands. As part of the integration of the FAO, Right Start and Zany Brainy brands we will be changing our corporate name to FAO, Inc. upon shareholder approval. We believe that such a change will highlight our ownership of the well-recognized FAO business and better reflect the high quality we will strive to maintain for each of our three store brands. Additionally, we will change our stock symbol to FAOO.

        The Right Start, Inc. is organized as a California corporation with its principal executive offices located at 2520 Renaissance Boulevard, King of Prussia, PA 19406. At a special meeting to be held on March 26, 2002, our shareholders will be voting on proposals to change our name to FAO, Inc. and to reincorporate in Delaware, among other things. Our telephone number is 610.278.7800.

SELECTED FINANCIAL DATA

        The following selected financial data are qualified in their entirety by reference to, and you should read them in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and accompanying notes incorporated by reference in this Prospectus. Presented below is selected financial data of The Right Start, Inc. for the fiscal years ended February 2, 2000, January 30, 1999 and January 31, 1998, the 33-Week Transition Period ended February 1, 1997 and the fiscal year ended June 1, 1996.

The Right Start, Inc.
SELECTED FINANCIAL DATA

	Fiscal Year(2)
					33-Week Transition Period	Fiscal Year 1996
	2000	1999	1998	1997
	(Dollars in thousands except share data)
Earnings Data
Revenues:
Net sales	$44,201	$49,844	$37,593	$38,521	$27,211	$40,368
Sales to RightStart.com	9,408
Other revenues						877

Total	53,609	49,844	37,593	38,521	27,211	41,245
Net loss	(7,704)	(10,842)	(5,680)	(9,241)	(5,378)	(3,899)
Basic and diluted loss per share	$(1.46)	$(2.14)	$(1.13)	$(2.01)	$(1.34)	$(1.19)
Share Data (1)
Weighted average shares outstanding (3)	5,597,809	5,355,756	5,051,820	4,594,086	4,003,095	3,268,407
	Fiscal Year
					33-Week Transition Period	Fiscal Year 1996
	2000	1999	1998	1997
	(Dollars in thousands)
Balance Sheet Data
Current assets	$11,750	$17,424	$8,300	$8,908	$11,704	$8,353
Total assets	22,234	30,727	17,671	18,462	22,982	17,475
Current liabilities	5,637	12,943	6,572	4,796	8,457	4,649
Long-term debt	7,945	3,000		8,734	5,643
Series A Preferred stock	2,439	2,088	1,789
Shareholders' equity	4,724	7,921	7,861	3,307	7,172	11,902

        Presented below is additional selected historical and pro forma financial data for The Right Start, Inc.

	(Unaudited)
	2000 Pro Forma(4)	Thirty-Nine weeks ended October 28, 2000	Thirty-Nine weeks ended November 3, 2001	Pro Forma Thirty-Nine weeks ended November 3, 2001(4)
	(Dollars in Thousands)
Statement of Operations
Net Sales	$611,933	$30,951	$80,187	$323,585
Other revenues			$1,468
Sales to Right Start.com		$7,114	$3,207

	$611,933	$38,065	$84,862	$323,585
Net Loss	$(65,859)	$(7,243)	$(12,601)	$(80,431)
Net Income (loss) per common share:
Basic and Diluted	$(13.76)	$(1.35)	$(5.29)	$(11.54)
Weighted average shares outstanding
Basic and Diluted	6,697,809	5,590,822	6,165,116	7,020,116
	(Unaudited)
	November 3, 2001	November 3, 2001 Proforma (4)
	(Dollars in Thousands)
Balance sheet data
Current assets	$162,988	$226,997
Total assets	195,282	262,608
Current liabilities	61,580	92,371
Long term debt, net of current portion	106,097	122,632
Shareholders' equity	24,458	44,458

        (1)  All share data has been restated to give effect to our one-for-two reverse stock split, which was effective December 15, 1998.

        (2)  Fiscal 2000 is comprised of 53 weeks, other fiscal periods presented, with the exception of the 33 week transition period, are comprised of 52 weeks.

        (3)  We have not declared or paid any cash dividends for any period.

        (4)  The unaudited pro forma results give effect to the acquisitions of certain assets and liabilities of Zany Brainy, Inc. and its affiliates, F.A.O. Schwarz, Quality Fulfillment Services, Inc. and Targoff-RS, LLC (an entity that controlled the RightStart.com website which we were required to buy in connection with the Zany acquisition) as if they took place as of January 30, 2000 for the statement of operations data and November 3, 2001 for the balance sheet data.

        Presented below is selected financial data of Zany Brainy, Inc. for the past five fiscal years.

ZANY BRAINY, INC.
SELECTED FINANCIAL DATA

	2000		1999	1998	1997	1996
	(in thousands, except per share, number of stores and sales per square foot data)
Statement of Operations data:
Net sales	$400,479		$376,232	$276,357	$205,009	$151,973
Cost of goods sold, including occupancy costs	312,529		267,849	198,953	153,913	115,562

Gross profit	87,950		108,383	77,404	51,096	36,411
Selling, general and administrative expenses	123,036		93,126	69,813	52,833	49,672
Merger and integration costs	20,644		—	—	—	—

Operating income (loss)	(55,730)		15,257	7,591	(1,737)	(13,261)
Interest income (expense), net	(4,498)		(1,017)	(1,055)	(107)	115
Equity loss in joint venture	(11,482)		—	—	—	—

Income (loss) before taxes	(71,710)		14,240	6,536	(1,844)	(13,146)
Income tax benefit (expense)	(8,989)		2,820	6,094	—	—

Income (loss) from continuing operations	(80,699)		17,060	12,630	(1,844)	(13,146)
Gain from disposal of discontinued operations	—		1,550	—	—	—

Net income (loss)	$(80,699)		$18,610	$12,630	$(1,844)	$(13,146)

Net income (loss) per common share:
Basic:	$(2.58	)(a)	$0.74 (b)	$0.86 (c)	$(0.13)	$(0.92)
Diluted:	$(2.58	)(a)	$0.60 (b)	$0.46 (c)	$(0.13)	$(0.92)
Weighted average shares outstanding:
Basic:	31,280		25,208	14,729	14,431	14,301
Diluted:	31,280		30,780	27,291	14,431	14,301
Store data:
Number of stores at end of fiscal year	188		161	117	84	74
Total square feet at end of fiscal year	1,989		1,721	1,300	964	858
Comparable store sales increase (decrease)(d)	(10.0)%		2.8%	12.1%	11.7%	1.0%
Sales per square foot(d)	$211		$241	$246	$218	$200
Average sales per store(d)	2,254		2,677	2,819	2,531	2,233
Operating data:
Gross profit margin	22.0%		28.8%	28.0%	24.9%	24.0%
Operating margin (loss)	(13.9)%		4.1%	2.7%	(0.8)%	(8.7)%
Capital expenditures, net	$20,294		$23,447	$14,627	$8,084	$15,673
Depreciation and amortization	15,940		12,485	9,791	7,507	5,639
Balance sheet data:
Inventories	$120,017		$106,303	$65,428	$47,499	$42,461
Working capital	13,664		85,140	43,305	38,338	40,900
Total assets	199,163		217,647	140,472	109,523	106,970
Line of Credit	52,723		3,996	—	—	—
Long term debt, net of current portion(e)	2,867		4,544	3,572	2,140	3,373
Total shareholders' equity	69,579		148,436	86,272	73,492	74,506

        (a)  Includes the recording of a valuation allowance on deferred tax assets of $33.9 million representing net loss per basic and diluted share of $1.08.

        (b)  Includes a tax benefit of $7.3 million recorded by Noodle Kidoodle due to the recognition of a deferred tax asset representing net income per basic and diluted share of $0.29 and $0.24, respectively.

        (c)  Includes a tax benefit of $7.2 million recorded by Zany Brainy due to recognition of a deferred tax asset representing net income per basic and diluted share of $0.49 and $0.26, respectively.

        (d)  Comparable store sales figures include only 52 weeks for fiscal year 2000, which has a 53 week year. Sales per square foot and average sales per store include 53 weeks for fiscal year 2000.

        (e)  Includes capitalized lease obligations.

	Twenty Six Weeks Ended (unaudited)
	8/4/2001	7/29/2000
	(Dollars in Thousands)
Statement of Operations
Net Sales	132,771	135,159
Cost of goods sold, including occupancy costs	121,726	115,965
Gross profit	11,045	19,194
Selling, general and administrative expenses	53,972	50,731
Merger and integration costs	(497)	9,830
Operating income (loss)	(42,430)	(41,367)
Interest income (expense), net	(5,961)	(1,114)
Equity loss in joint venture		(5,789)
Loss before Chapter 11 reorganization costs and income tax benefit	(48,391)	(48,270)
Chapter 11 Reorganization Costs	(4,899)	—
Income (loss) before taxes	(53,290)	(48,270)
Income tax benefit (expense)	—	18,578
Income (loss) from continuing operations	(53,290)	(29,692)
Gain from disposal of discontinued operations
Net income	(53,290)	(29,692)
Net Income (loss) per common share:
Basic	(1.65)	(0.96)
Diluted	(1.65)	(0.96)
Weighted average shares outstanding
Basic	32,329	31,061
Diluted	32,329	31,061
Store data
Number of stores at end of fiscal year
Total square feet at end of fiscal year
Comparable store sales increase (decrease)
Sales per square foot
Average sales per store
Operating data
Gross profit margin	8%	14%
Operating margin (loss)	(32)%	(31)%
Capital expenditures, net
Depreciation and amortization	9,257	7,434
Balance sheet data
Inventories	100,120	120,017
Working Capital	35,044	13,664
Total assets	191,887	199,163
Line of Credit	54,705	52,723
Long term debt, net of current portion	—	663
Total shareholders' equity	16,291	69,579

        Presented below is selected financial data of KBB Retail USA, Inc., including F.A.O. Schwarz and Quality Fulfillment Services, Inc., for the past five fiscal years and the thirty-nine week periods ended November 3, 2001 and October 28, 2000.

KBB RETAIL USA, INC.
(Parent of F.A.O. Schwarz
and Quality Fulfillment Services, Inc.)
SELECTED FINANCIAL DATA

	Year Ended								Thirty-Nine Weeks Ended (dollars in thousands, including notes) (unaudited)
	February 3, 2001		January 29, 2000	January 30, 1999	January 31, 1998		February 1, 1997
									Nov. 3, 2001		Oct. 28, 2000
	(dollars in thousands, including notes)
Income statement data(7)
Net sales	$214,429		$221,012	$203,696	$187,408		$160,968		$106,820		$120,373
Gross profit	109,152		113,952	104,618	96,832		83,965		52,560		61,827
Net loss	(19,145	)(1)	(8,017)	(8,532)	(48,818	)(2,3)	(8,268	)(4)	(32,507	)(6)	(24,600)
Balance sheet data
Working capital deficiency (including due to Parent and other related party)(5)	(105,470)		(90,744)	(86,805)	(82,064)		(39,183)		(138,244)		(114,848)
Total assets	92,968		84,356	84,397	109,098		132,427		115,820		118,194
Long-term debt to related party payable in fiscal 1998	0		0	0	0		30,400		0		0
Shareholder's equity (deficiency)	(74,788)		(55,643)	(47,626)	(39,094)		9,724		(107,295)		(80,243)

        (1)  In the fourth quarter of fiscal 2000, the Company recorded an impairment charge of $3,224 related to the writeoff of store fixtures and leasehold improvements of five stores.

        (2)  In the fourth quarter of fiscal 1997, the Company recorded an impairment charge of $2,822 related to the writeoff of store fixtures and leasehold improvements of four stores.

        (3)  In the fourth quarter of fiscal 1997, the Company wrote off recorded goodwill resulting from the acquisition of the Company of $40,101.

        (4)  Includes a charge of $1,000 to write off the Company's investment in a Broadway production.

        (5)  Amounts due to Parent are payable on demand and, accordingly, are classified as current liabilities.

        (6)  In June 2001, the Company recorded a charge of approximately $500 for a lease termination payment and other miscellaneous charges associated with the closing of a store. The net book value of the related fixed assets had previously been written off in the 1997 impairment charge.

        (7)  Year ended February 3, 2001 is a 53-week period. All other year-end periods are 52-week periods.

        Presented below is the unaudited pro forma combined balance sheet of our company, Zany Brainy, Inc. and FAO as of November 3, 2001 and the unaudited combined statement of operations of our company, Zany Brainy, Inc. and FAO for the year ended February 3, 2001 and the thirty-nine weeks ended November 3, 2001 as if the acquisitions took place on January 30, 2000, the beginning of fiscal 2000. These preliminary pro forma statements are based on management estimates. We are in the process of obtaining appraisals to determine the fair market value of the net assets as of the dates of acquisition.

The Right Start, Inc.
UNAUDITED PROFORMA COMBINED BALANCE SHEETS
AS OF NOVEMBER 3, 2001

ASSETS

	The Right Start, Inc.	KBB Retail USA Inc. (FAO Schwarz)	Pro Forma Adjustments		Pro Forma Combined
Current assets:
Cash and cash equivalents	$3,859,000	$1,765,000	$(1,510,000	)a	$4,114,000
Accounts and other receivables, net	5,607,000	4,344,000	(245,000	)a	9,706,000
Merchandise inventories, net	141,232,000	62,056,000	(11,597,000	)a	191,691,000
Other current assets	12,290,000	9,696,000	(500,000	)a	21,486,000

Total current assets	162,988,000	77,861,000	(13,852,000)		226,997,000
Noncurrent assets:
Property and equipment, net	20,959,000	37,932,000	(4,732,000	)a	24,249,000
			(29,910,000	)b
Deferred income tax asset	1,400,000	—	—		1,400,000
Intangibles	3,944,000	—			3,944,000
Deferred non-cash interest on junior subordinated pay-in-kind notes	4,083,000	—	—		4,083,000
Other assets, net	1,908,000	27,000	—		1,935,000

	$195,282,000	$115,820,000	$(48,494,000)		$262,608,000

LIABILITIES AND SHAREHOLDERS' EQUITY

	The Right Start, Inc.	KBB Retail USA Inc. (FAO Schwarz)	Pro Forma Adjustments		Pro Forma Combined
Current liabilities:
Accounts payable and accrued expenses	$50,174,000	$24,673,000	$1,118,000	c	$75,965,000
Short term notes payables	7,500,000	—	5,000,000	d	12,500,000
Due to related parties	—	191,432,000	(191,432,000	)a	—
Current portion of long-term debt	1,166,000	—	—		1,166,000
Mandatorily redeemable preferred stock	2,740,000	—	—		2,740,000

Total current liabilities	61,580,000	216,105,000	(185,314,000)		92,371,000
Revolving line of credit	101,197,000	—	—		101,197,000
Long-term notes payable	—	—	16,535,000	e	16,535,000
Junior subordinated convertible pay-in-kind notes	4,900,000	—	—		4,900,000
Deferred rent	1,513,000	7,010,000	(7,010,000	)a	1,513,000
Capitalized lease obligations	1,634,000	—	—		1,634,000
Commitments and contingencies
Shareholders' equity
Preferred stock
Series B	1,547,000	—	—		1,547,000
Series C	3,733,000	—	—		3,733,000
Series D	4,225,000	—	—		4,225,000
Series E	11,919,000	—	—		11,919,000
Series F	3,996,000	—	—		3,996,000
Series G	5,500,000	—	—		5,500,000
Series H	—	—	20,000,000	f	20,000,000
Common stock	22,730,000	—	—		22,730,000
Paid in capital	47,733,000	54,000,000	(54,000,000	)g	54,183,000
			6,450,000	h
Accumulated deficit	(76,925,000)	(161,295,000)	161,295,000	g	(83,375,000)
			(6,450,000	)h

Total shareholders' equity	24,458,000	(107,295,000)	127,295,000		44,458,000

	$195,282,000	$115,820,000	$(48,494,000)		$262,608,000

The Right Start, Inc.
UNAUDITED PROFORMA COMBINED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 3, 2001

	The Right Start, Inc. (audited)	Zany Brainy, Inc. (audited)	RightStart.com Inc. (audited)
Net sales: Retail	$53,609,000	$400,479,000	$16,429,000
Costs and expenses:
Cost of goods sold	31,360,000	241,640,000	13,052,000
Operating expense	17,214,000	129,521,000	4,570,000
Marketing and advertising expense	1,000,000	14,529,000	6,089,000
General and administrative expense	4,017,000	43,267,000	4,252,000
Pre-opening costs	456,000	2,946,000	—
Depreciation and amortization expense	2,184,000	15,459,000	1,021,000
Store closing expense	401,000	—	—
Impairment of long-lived assets
Merger and integration costs	—	20,644,000	—

	56,632,000	468,006,000	28,984,000

Operating income/(loss)	(3,023,000)	(67,527,000)	(12,555,000)
Loss on investment in RightStart.com	3,406,000	—	—
Interest expense, net	1,197,000	4,184,000	1,517,000

Loss before income taxes	(7,626,000)	(71,711,000)	(14,072,000)

Income tax provision	78,000	8,989,000	1,000

Net loss	$(7,704,000)	$(80,700,000)	$(14,073,000)

Preferred stock accretion	$351,000	$—	$—
Series D preferred dividends	110,000	—	—
Beneficial conversion feature	—	—	—

Basic and diluted loss applicable to common	$(8,165,000)	$(80,700,000)	$(14,073,000)

Basic and diluted loss per share	$(1.46)

Weighted average number of shares outstanding	5,597,809

	KBB Retail USA Inc. (FAO Schwarz)	Pro Forma Adjustments		Pro Forma Combined
Net sales: Retail	$214,429,000	$(9,408,000 (23,855,000 (39,750,000	)a )b )q	$611,933,000
Costs and expenses:
Cost of goods sold	105,277,000	(9,408,000 (14,164,000 (64,000 (20,236,000	)a )b )p )q	347,457,000
Operating expense	96,959,000	(9,623,000 (1,041,000 (21,809,000	)b )c )q	215,791,000
Marketing and advertising expense	13,000	(963,000	)b	20,668,000
General and administrative expense	11,555,000	(1,605,000 (2,332,000 2,100,000 720,000 (3,000,000 205,000	)c )d e f )r v	59,179,000
Pre-opening costs	221,000	—		3,623,000
Depreciation and amortization expense	6,435,000	(748,000 (144,000 (12,985,000 (762,000 (5,721,000	)j )b )j )q )s	4,739,000
Store closing expense	—	—		401,000
Impairment of long-lived assets	3,222,000	(3,222,000	)t	—
Merger and integration costs	—	(5,225,000 1,000,000	)n g	16,419,000

	223,682,000	(109,027,000)		668,277,000

Operating income/(loss)	(9,253,000)	36,014,000		(56,344,000)
Loss on investment in RightStart.com	—	(3,406,000	)k	—
Interest expense, net	9,892,000	(68,000 196,000 (7,932,000 450,000	)h i )u w	9,436,000

Loss before income taxes	(19,145,000)	46,774,000		(65,780,000)

Income tax provision	—	(8,989,000	)o	79,000

Net loss	$(19,145,000)	$55,763,000		$(65,859,000)

Preferred stock accretion	$—	—		$351,000
Series D preferred dividends	—	—		110,000
Beneficial conversion feature	—	25,873,000	l	25,873,000

Basic and diluted loss applicable to common	$(19,145,000)	$29,890,000		$(92,193,000)

Basic and diluted loss per share				$(13.76)

Weighted average number of shares outstanding		1,100,000	m	6,697,809

The Right Start, Inc.
UNAUDITED PROFORMA COMBINED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED NOVEMBER 3, 2001

	The Right Start, Inc.	ZANY BRAINY, INC.	RIGHTSTART.COM INC.	TARGOFF-RS, LLC
Net sales: Retail	$84,862,000	$155,842,000	$6,124,000	$562,000
Costs and expenses:
Cost of goods sold	48,996,000	107,416,000	4,291,000	413,000
Operating expense	35,597,000	81,719,000	1,282,000	162,000
Marketing and advertising expense	1,053,000	8,839,000	42,000	18,000
General and administrative expense	6,470,000	12,521,000	734,000	94,000
Pre-opening costs	260,000	—	—
Depreciation and amortization expense	2,378,000	8,301,000	456,000	—
Store closing expense	35,000	—	—	—
Merger and integration costs	—	—	—	—

	94,789,000	218,796,000	6,805,000	687,000

Operating income/(loss)	(9,927,000)	(62,954,000)	(681,000)	(125,000)
Interest expense, net	1,820,000	6,723,000	194,000	—
Non-cash interest expense	817,000	—	—	—

Loss before income taxes	(12,564,000)	(69,677,000)	(875,000)	(125,000)

Income tax provision	37,000	—	—	—

Net loss	$(12,601,000)	$(69,677,000)	$(875,000)	$(125,000)

Preferred stock accretion	$301,000	$—	$—	$—
Series D preferred dividends	269,000	—	—	—

Basic and diluted loss applicable to common	$(13,171,000)	$(69,677,000)	$(875,000)	$(125,000)

Basic and diluted loss per share	$(2.14)

Weighted average number of shares outstanding	6,165,116

	KBB Retail USA Inc. (FAO Schwarz)	Pro Forma Adjustments		Pro Forma Combined
Net sales: Retail	$106,820,000	$(3,472,000 (9,297,000 (17,856,000	)a )b )q	$323,585,000
Costs and expenses:
Cost of goods sold	54,260,000	(3,472,000 (6,931,000 (718,000 (9,454,000	)a )b )p )q	194,801,000
Operating expense	66,518,000	(5,619,000 (520,000 (13,154,000	)b )c )q	165,985,000
Marketing and advertising expense	14,000	(707,000	)b	9,259,000
General and administrative expense	7,814,000	(5,639,000 360,000 (2,250,000 (500,000 118,000	)c f )r )x v	19,722,000
Pre-opening costs		—		260,000
Depreciation and amortization expense	4,978,000	(136,000 (6,817,000 (296,000 (1,060,000 (3,480,000	)b )j )j )q )s	4,324,000
Store closing expense	—	—		35,000
Merger and integration costs	—	—		—

	133,584,000	(60,275,000)		394,386,000

Operating income/(loss)	(26,764,000)	29,650,000		(70,801,000)
Interest expense, net	5,743,000	(1,882,000 113,000 (4,273,000	)h i )u	8,438,000
Non-cash interest expense	—	338,000	w	1,155,000

Loss before income taxes	(32,507,000)	35,354,000		(80,394,000)

Income tax provision	—	—		37,000

Net loss	$(32,507,000)	$35,354,000		$(80,431,000)

Preferred stock accretion	—	—		301,000
Series D preferred dividends	—	—		269,000

Basic and diluted loss applicable to common	$(32,507,000)	$35,354,000		$(81,001,000)

Basic and diluted loss per share				$(11.54)

Weighted average number of shares outstanding		855,000	m	7,020,116

The Right Start, Inc.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION

        The unaudited pro forma combined balance sheet gives effect to the acquisition of FAO as if this acquisition had occurred as of November 3, 2001. The unaudited pro forma combined statements of operations assumes the acquisition of the assets and liabilities of Zany Brainy, Inc., the acquisition of Targoff-RS, LLC (operated as RightStart.com during the periods presented except for the period between August 5 and September 4, 2001 when the business was owned and operated by Targoff-RS, LLC) and the acquisition of the assets and liabilities of FAO took place as of January 30, 2000, the beginning of fiscal year 2000.

        The actual acquisitions of Zany Brainy, Inc. and Targoff-RS, LLC closed on September 5, 2001; the FAO acquisition closed January 6, 2002. The actual purchase price allocation to the net assets acquired may be significantly different from the information presented in these pro forma financial statements (See Note 2).

        On a combined basis, the material transactions between us, RightStart.com Inc., and Targoff-RS, LLC, namely the sale of merchandise and its related cost of goods sold, have been eliminated by pro forma adjustment. The management service charges provided by us to RightStart.com Inc. and Targoff-RS, LLC, reflected in general and administrative expense, eliminate in the combination of the statements.

        Certain reclassifications to the Zany Brainy, Inc. statement of operations have been made to conform the presentation to our financial presentation. The most significant of the those reclassifications were: (i) to move occupancy costs from cost of goods sold in the Zany Brainy, Inc. statements to operating costs in the pro forma combined statement and (ii) separating marketing and advertising expenses, pre-opening costs, general and administrative expense, and depreciation and amortization to separate line items from selling, general and administrative expenses on the Zany Brainy, Inc. statements.

        KBB Retail USA, Inc. owned and operated F.A.O. Schwarz stores and Quality Fulfillment Services, Inc., a telemarketing and fulfillment service. We acquired certain F.A.O. Schwarz stores and certain Quality Fulfillment Services, Inc. assets in January 2002. The pro forma adjustments related to the FAO acquisition eliminate the operating results of the F.A.O. Schwarz stores not acquired and reflect the preliminary allocation of the purchase price to the assets acquired and liabilities assumed.

NOTE 2—PRO FORMA ADJUSTMENTS

        The pro forma adjustments are based on management's preliminary estimates of the value of the tangible and intangible assets acquired. A valuation of the net assets acquired in the Zany Brainy, Inc., Targoff-RS, LLC, and FAO acquisitions will be conducted by a third-party appraisal company. As a result, the actual adjustments may differ materially from those presented in these unaudited pro forma combined financial statements. A change in the pro forma balance sheet adjustments of the purchase price for an acquisition would primarily result in a reallocation affecting the value assigned to tangible and intangible assets. The income statement effect of these changes will depend on the nature and amount of the assets or liabilities adjusted.

DESCRIPTION OF PRO FORMA ADJUSTMENTS    (amounts in 000's)

  Pro Forma Balance Sheet Adjustments

  a)
  Eliminates the assets and liabilities not acquired

  b)
  Reduces the historical fixed assets to the estimated residual fair value of the long term assets acquired

  c)
  Records severance and additional liabilities assumed

  d)
  Records new borrowings used to finance the acquisition

  e)
  Records the issuance by Toy Soldier, Inc. (our subsidiary that purchased certain assets and liabilities of F.A.O. Schwarz and Quality Fulfillment Services, Inc.) of 8% subordinated debt with a face amount of $18 million, net of discount to yield 10.12%

  f)
  Records the issuance of Series H Contingent Convertible Preferred Stock, par value $0.01, with a liquidation preference of $20 million

  g)
  Eliminates F.A.O. Schwarz historical common stock, paid in capital and accumulated deficit

  h)
  Records beneficial conversion feature of the Series H Contingent Convertible Preferred Stock

  Pro Forma Income Statement Adjustments

  a)
  Eliminates sales from The Right Start, Inc. to Rightstart.com

  b)
  Eliminates sales, cost of sales, operating expenses and depreciation and amortization for fifteen closed stores of Zany Brainy, Inc.

  c)
  Eliminates Zany Brainy, Inc. non-recurring expenses for payroll, rent and professional fees

  d)
  Eliminates write-off related to Zany Brainy Direct online store

  e)
  Records retention bonuses related to Zany Brainy, Inc.

  f)
  Records additional travel expenses for Zany Brainy, Inc.

  g)
  Records merger integration costs related to Zany Brainy, Inc.

  h)
  Adjusts Zany Brainy, Inc. interest expense to reflect new borrowing levels and new credit agreement

  i)
  Records interest expense for new junior subordinated pay-in-kind notes

  j)
  Adjusts depreciation expense to reflect lower depreciable asset base for Zany Brainy, Inc.

  k)
  Eliminates equity method of accounting on RightStart.com due to full consolidation of its operations

  l)
  Recognizes beneficial conversion feature for Series E ($11,919), F ($3,654) G ($3,850) and H ($6,450) Preferred Stock

  m)
  Records issuance of shares in connection with acquisition of Zany Brainy, Inc.

  n)
  Eliminates merger integration costs related to Noodle Kidoodle, Inc.

  o)
  Reverses tax provision

  p)
  Reverses Zany Brainy UNICAP capitalization to conform to Right Start's accounting method

  q)
  Eliminates sales, cost of sales, operating expenses and depreciation and amortization for non-acquired stores of KBB Retail USA, Inc.

  r)
  Eliminates F.A.O. Schwarz non-recurring expenses for payroll

  s)
  Adjusts depreciation expense to reflect lower depreciable asset base for KBB Retail USA, Inc. assets

  t)
  Eliminates impairment of long-lived asset charge for non-acquired stores from KBB Retail USA, Inc.

  u)
  Eliminates historical interest expense of KBB Retail USA, Inc. of $9,892 and records interest expense on $18,000 of subordinated notes ($1,440) and working capital debt ($520) for the fiscal year ended February 3, 2001 and eliminates historical interest expense of $5,743 and records interest expense on $18 million of subordinated notes ($1,080) and working capital debt ($390) for the nine months ended November 3, 2001

  v)
  Records fee and increased royalty for the FAO name

  w)
  Records non-cash interest expense, the result of discounted note issued in connection with the FAO Acquisition

  x)
  Reverses lease termination payment made on closed store

RISK FACTORS

        You should consider carefully all the information included or incorporated by reference in this prospectus and, in particular, should evaluate the following risks before deciding to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we confront. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business's financial condition and operating results could be materially adversely affected.

  Risks Related to Financial and Economic Matters.

  We have a history of operating losses.

        We reported operating losses related to the Right Start retail store operations for Fiscal 2000 of $3.0 million, for Fiscal 1999 of $3.3 million and for Fiscal 1998 of $2.25 million. On a pro-forma basis we would also have reported losses for Fiscal 2001. There can be no assurances that the assets we purchased in the Zany Acquisition or the FAO Acquisition will not also produce operating losses. We may continue to experience losses or fluctuations in our operations.

        Specifically, our annual and quarterly results of operations may fluctuate as a result of a number of factors, including:

  •
  the results of operations for the Zany and FAO brands;

  •
  unforeseen integration costs;

  •
  the timing and costs associated with placing Right Start boutiques in Zany stores;

  •
  the timing and costs of our store expansion strategy when it is reintroduced;

  •
  the introduction of new products and changes in the mix of products sold; and

  •
  the availability of and customer demand for particular products.

        Losses could negatively affect our working capital and the extension of credit by our suppliers, our ability to implement our retail expansion strategy or the listing of our common stock on a stock exchange or quotation system.

  Our operating results are difficult to predict.

        Our operating results in our Right Start retail stores depend in part on the speed with which these new stores reach sales maturity and the business we do in our existing Right Start retail stores.

        We acquired substantially all of the assets of Zany Brainy, Inc. and its affiliates (collectively, "Zany") on September 5, 2001, including 187 retail stores in 34 states (of which we have kept 169), through a sale of assets and assignment of liabilities pursuant to sections 363 and 365 of the U.S. Bankruptcy Code and the Zany Brainy business is significantly larger than our business was prior to the Zany Acquisition. Operating results in these new Zany stores are expected to depend on to a significant extent on our sales during the months of November and December.

        We acquired assets of F.A.O. Schwarz and Quality Fulfillment Services, Inc. on January 6, 2002, including 21 retail stores in 14 states including the flagship store in New York City (the "FAO Acquisition") and the FAO business is significantly larger than our business prior to the Zany Acquisition and a significant portion of the combined business. Operating results in these new FAO stores are also expected to depend on to a significant extent on our sales during the months of November and December.

        During an economic downturn we expect to see reduced sales at our existing stores with the primary impact being in our mall stores. If we fail to meet the expectations of securities analysts and investors, the trading price of our common stock may decline significantly.

        We need to integrate the business acquired in the Zany Acquisition and the FAO Acquisition with our existing operations.

        We need to integrate the business and operations acquired by our subsidiary, ZB Company, Inc. in the Zany Acquisition and by our subsidiary Toy Soldier, Inc. in the FAO Acquisition. Our failure to do so effectively could result in a loss of key personnel, employees and customers and could result in significant expense. Our integration efforts may distract our management from operations. Either result could materially adversely affect our operating results. We plan to introduce Right Start boutiques into our existing Zany Brainy stores, combine certain accounting and operational functions and sell certain assets acquired in the Zany Acquisition and the FAO Acquisition. If we fail to do so efficiently we may not recognize cost savings from our integration and may have less capital than we need to operate effectively.

        Restrictive loan covenants and significant lender discretion under the ZB Company, Inc. credit facility may directly limit ZB Company, Inc.'s ability, and indirectly limit our ability, to take various corporate actions; We depend on our credit facility for our cash flow needs.

        The availability of capital is extremely limited under the ZB Company, Inc. credit facility.

        The ZB Company, Inc. credit facility contains covenants that require ZB Company, Inc. to satisfy ongoing financial requirements and which limit ZB Company, Inc.'s ability to borrow additional money, pay dividends, divest assets, make additional corporate investments and increase compensation paid to directors, officers and senior management employees. The ZB Company, Inc. credit facility also prohibits a change in control.

        Under the ZB Company, Inc. credit facility, ZB Company, Inc.'s borrowing availability is tied to a percentage of eligible inventory. Such formula currently includes limitations based on a percentage of the value of eligible inventory that adjusts seasonally, and a general limitation that we cannot borrow any amounts that exceed 95% of the liquidation value of eligible inventory. The amounts calculated based on eligible inventory are subject to additional reserves imposed by the lenders. We are negotiating with Wells Fargo Retail Finance, LLC to combine the credit facility of The Right Start, Inc (which includes Toy Soldier, Inc.) with the credit facility of ZB Company, Inc. into a single facility. We expect the new credit facility will have terms similar to the ZB Company, Inc. credit facility but would allow the companies to benefit from a less encumbered borrowing base due to the aggregation of each company's collateral. There can be no assurances the combined facility will be finalized or that it will give us the desired flexibility.

        Because our businesses are highly seasonal we depend to a significant extent on our credit facilities to fund our cash flow needs for most of the year.

        Competition from mass market retailers and discounters, which have strong brand recognition and financial and other resources, may have a negative impact on our sales.

        Many mass market retailers and discounters, such as Toys "R" Us, Wal-Mart and Target, have strong brand recognition and greater financial, marketing and other resources than we do. We could be at a disadvantage in responding to these competitors' merchandising and pricing strategies, advertising campaigns and other initiatives. Several of these competitors, including Toys "R" Us, have launched successful internet shopping sites which compete with our stores and internet marketing channel. In addition, an increase in focus on the specialty retail market or the sale by these competitors of more products similar to ours could cause us to lose market share.

  We rely to a significant extent on the availability of trade credit.

        As do many retailers, we depend on the availability of credit from the suppliers of our inventory. Our trade creditors permit us a period of time after shipment to pay for the goods they ship to us. If our trade creditors significantly reduce the terms on which we may pay, we may be unable to replace that credit from other sources. Several of our trade creditors provide a significant amount of the inventory we sell. If they were to reduce the terms on which we may pay or otherwise refuse to do business with us, we may have to replace them and there can be no assurance we would find acceptable replacements or that we would not suffer reduced sales while in the process of replacing them.

        We may need to raise additional capital, which may not be available to us, and which may, if raised, dilute our existing shareholders' ownership interest in us.

        We expect that our available funds will be sufficient to meet our working capital and capital expenditure needs for the near term and we are in the process of raising capital to cover such needs for the remainder of the next 12 months. There can be no assurance we will find such additional capital on acceptable terms. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to:

  •
  open Right Start boutiques within Zany stores or open new stores;

  •
  enhance our infrastructure;

  •
  hire, train and retain employees;

  •
  keep up with technological advances;

  •
  respond to competitive pressures or unanticipated requirements; or

  •
  pursue acquisition opportunities.

        We raised additional capital in order to accomplish the Zany Acquisition. The capital raised, together with the equity issued to accomplish the FAO Acquisition, diluted our existing shareholders' ownership position in the Company. We issued securities convertible, assuming shareholder approval, into a total of approximately 20.7 million shares of our common stock or approximately 60% of the total number of shares outstanding assuming conversion of all our convertible securities (excluding management and director options). If we raise additional capital in the future our existing shareholder's ownership interest may again be diluted. There can be no assurance that the use to which we put any additional capital raised will increase the value of the Company proportionately to the amount of dilution a shareholder experiences in such a transaction. If such an increase does not occur, the value of such shareholder's ownership position may decrease.

        Potential future acquisitions could be difficult to integrate, disrupt our business, adversely affect our operating results and dilute shareholder value.

        We may acquire other businesses in the future, which may complicate our management tasks. We may need to integrate widely dispersed operations with distinct corporate cultures. Our failure to do so could result in our inability to retain the management, key personnel, employees and customers of the acquired business. Such integration efforts also may distract our management from our existing operations. Our failure to manage future acquisitions successfully could seriously harm our operating results. Also, acquisition costs could cause our quarterly operating results to vary significantly. Furthermore, our shareholders could be diluted if we finance the acquisitions by incurring debt or issuing equity securities.

  We are susceptible to changing economic conditions.

        Our business depends heavily on middle- to upper-income individuals whose income may be adversely affected by changes in the national economy. A prolonged economic downturn throughout the United States may decrease sales of our products and have a material adverse effect on our financial condition and results of operations. We would expect such a decrease to be felt first and most strongly in our mall stores. In addition, our stores typically face short-term or limited impact on results from localized events such as weather and local economic events.

  Accountants.

        Arthur Andersen LLP, our independent auditor, was recently charged by the U.S. Department of Justice for felony obstruction of justice in connection with their role as auditors for Enron Corporation. We do not know the scope or impact of the indictment, or whether additional indictments may be made by the Department of Justice. The result of the indictment or other lawsuits against Arthur Andersen may cause us to select another independent auditor. In that case, we may incur significant expense in familiarizing the new auditors with our accounting. In addition, we may be unable to timely deliver our audited financial statements for the current fiscal year.

  Risks Related to our Business and Operations

  We are dependent on third party service providers.

        We have entered into a number of service agreements with third parties. We have limited control over these other companies and have no long-term relationships with any of them. Although we believe that our service providers are reputable and dependable, there can be no assurance that these parties will continue to perform such services or that they can be replaced on terms favorable to us.

        Our operations depend on third parties for the following services:

  •
  software services;

  •
  transportation and delivery services;

  •
  inventory and returns storage and handling;

  •
  credit card processing; and

  •
  telecom access.

  Our business relies on foreign product sources.

        We do not own or operate any manufacturing facilities. Instead, we buy all of our products from manufacturers and distributors. The Right Start, Inc. purchases products from over 350 different vendors worldwide. ZB Company, Inc. and Toy Soldier, Inc. each purchase from over 400 different vendors respectively, though many of these vendors supply across the brands. In total, The Right Start, Inc. purchases between 5% and 10% of its products from foreign vendors. ZB Company, Inc. imports between 15% and 20% of its purchases, including most of its private label products, directly from foreign manufacturers. Toy Soldier, Inc. imports over 25% of its purchases. In addition, a significant number of the products that The Right Start, Inc., ZB Company, Inc. and Toy Soldier, Inc. purchase from domestic suppliers are manufactured abroad. Historically, imported items have had higher gross profit margins. Imports allow us to offer a large selection of unique goods. We expect that we will become even more dependent on imported items in the operations of The Right Start, Inc., ZB Company, Inc. and Toy Soldier, Inc. As a result, we are subject to risks associated with relying on foreign manufacturers, such as:

  •
  the inability to return products;

  •
  fluctuations in currency exchange rates;

  •
  economic and political instability;

  •
  transportation or production delays;

  •
  restrictive actions by foreign governments;

  •
  the laws and policies of the United States affecting importation of goods, including duties, quotas and taxes;

  •
  foreign trade and tax laws;

  •
  adverse publicity due to foreign labor practices;

  •
  trade infringement claims; and

  •
  failure of our customs broker to comply with import regulations.

        Our profitability is therefore dependent on our ability to manage such risks while still offering an appealing product mix at profitable prices. Interruptions or delays in our imports could cause shortages in our product inventory and a decline in our sales unless we secure alternative supply arrangements. Even if we could locate alternative sources, the products from such sources may be of lesser quality or more expensive than those we currently purchase. Our sales could also suffer if our suppliers experience similar problems with foreign manufacturers.

  Our operations depend on independent manufacturers.

        We do not own or operate any manufacturing facilities. Instead we depend on manufacturers and distributors to supply us enough products at competitive prices. One of our vendors provided approximately 8% of The Right Start Inc.'s overall purchases in Fiscal 2000. Two suppliers each supply approximately 7.5% of ZB Company, Inc.'s purchases. One supplier supplies 11.8% of Toy Soldier, Inc.'s purchases. If a manufacturer cannot ship orders to us in a timely manner or meet our quality standards, we may run short of inventory in our retail stores. Our customers may subsequently look to find the products they desire elsewhere. Any of these circumstances may have a material adverse effect on our financial condition or results of operations.

        We generally do not have long-term contracts with our independent manufacturing sources. As such, we compete with other companies for production facilities. We believe that we have close relationships with our manufacturing sources. Our future success, however, partly depends on our ability to maintain these types of relationships.

  Our operations could be disrupted if information systems fail.

        Our business depends on the efficient and uninterrupted operation of our computer and communications software and hardware systems. We regularly make investments to upgrade, enhance and replace our systems.

        As part of the investments we received at the time of the Zany Acquisition we were required to acquire the online business conducted under the Right Start brand from its owners. We intend to use the assets of this entity for our internet marketing for the Right Start brand and also have relaunched internet marketing for the Zany Brainy brand using the same technology. We have also integrated website development and marketing functions for the Right Start, Zany Brainy and FAO brands. Our failure to successfully operate these internet channels could result in the loss of a marketing opportunity or materially adversely affect our operations generally.

        We have no formal disaster recovery plan to prevent delays or other complications arising from information systems failure. Our business interruption insurance may not adequately compensate us for losses that may occur.

        Competition from internet-only retailers, which may have a cost advantage and reach a broader market, may have a negative impact on our business.

        We face competition from internet-only retailers, such as Amazon.com. Such retailers may have a cost advantage and reach a broader market, which may have a negative impact on our business or on our ability to expand our business.

        Competition from smaller format, specialty educational and creative toy retailers may impair our sales growth.

        Our direct competitors include smaller format, specialty educational and creative toy and game retailers. These retailers could impede our ability to increase our sales.

        Competition from all of our competitors could cause our sales and profitability to suffer.

        With respect to all of our competitors, our sales and profitability could suffer if:

  •
  new competitors enter markets in which we are currently operating;

  •
  our competitors consolidate successfully with stronger entities and increase their competition with us;

  •
  our competitors implement aggressive pricing strategies;

  •
  our competitors expand their operations;

  •
  our suppliers sell their products directly or enter into exclusive arrangements with our competitors; or

  •
  our competitors adopt innovative store formats, retail sales methods or merchandising strategies that are similar to ours.

        If we are unable to predict or react to changes in consumer demand, we may lose customers and our sales may decline.

        Our success depends on our ability to anticipate and respond in a timely manner to changing consumer demand and preferences. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. If we misjudge the market for our merchandise, we may overstock such products and be forced to take significant inventory markdowns, which may have a negative impact on our profitability, or return overstocked products to vendors, which may have a negative impact on our relationships with our vendors. Alternatively, we may understock our products and lose sales.

  Our retail expansion strategy, if we restart it, exposes us to risks of growth.

        Since Fiscal 1997, the Right Start retail store operating strategy has focused on opening and operating new retail stores at street locations, while closing less profitable retail stores at certain mall locations. While we do not currently plan to open many new stores in Fiscal 2002, we expect to reconsider this strategy for Fiscal 2003. There can be no assurance that our retail store strategy will be profitable.

        If we restart our retail store expansion strategy, our ability to open and operate new stores profitably will be dependent on the identification and availability of suitable locations, the negotiation of acceptable lease terms, our financial resources, the successful hiring and training of store managers and our ability to control the operational aspects of growth. There can be no assurance that we will be able to open and operate new stores on a timely and profitable basis or that same store sales will increase in the future. We would expect to fund store openings from cash flow from operations and borrowings under our bank facility. There can be no assurance that cash flow from our operations and borrowings under our credit facility would be adequate for us to open new stores on the timeframe we have set for ourselves.

  Risks Related to Operations of The Right Start Store Chain

  We may incur costs in connection with the closing of mall stores.

        We expect to replace all or nearly all of our mall stores with street-location stores as our mall stores leases expire. In addition, we may close additional stores if we deem such a decision to be warranted and we can do so on what we determine is a cost effective basis. In each of the last two fiscal years store closings have resulted in store closing expense. We may choose to close stores prior to lease expiration in which case we may be unable to assign such leases in a manner that allows us to avoid store closing costs. In addition, upon natural expiration of our leases we may be unable to find suitable locations nearby that allow us to retain the customer base we have developed.

  Risks Related to ZB Company, Inc. and Toy Soldier, Inc. Operations

        The business of each of ZB Company, Inc. and Toy Soldier, Inc. is highly seasonal, and annual results are highly dependent on the success of the Christmas selling season.

        A significant portion of the sales of each of ZB Company, Inc. and Toy Soldier, Inc is expected to occur in our fourth quarter (generally November through January) coinciding with the Christmas holiday shopping season. Therefore, the contribution by these brands to our results of operations for the entire year depend largely on fourth quarter results. Typically, these business have not been profitable in any quarter other than the fourth quarter of any fiscal year, and this trend may continue. Factors that could cause the sales and profitability of these businesses to suffer include:

  •
  the availability of and customer demand for particular products;

  •
  adverse weather conditions;

  •
  unfavorable economic conditions;

  •
  inability to hire adequate personnel; and

  •
  inability to maintain appropriate inventory levels.

        If we are unable to predict or react to changes in consumer demand, we may lose customers and ZB Company, Inc. and Toy Soldier, Inc. sales may decline.

        It is common in the toy industry for some popular products, such as Pokemon and Beanie Babies, to achieve high sales, but for unpredictable periods of time. Consumer demand for popular products can and does decrease significantly without warning. We intend to rely less on this type of product at ZB Company, Inc. As a result, we do not expect to enjoy such high sales drivers for ZB Company, Inc. Toy Soldier, Inc. will depend for the success of the FAO brand on continued identification of high-quality, unique items that generate strong popular demand. If we are unable to identify alternative products for ZB Company, Inc. more in keeping with its educational focus and popular products for Toy Soldier, Inc. that enjoy strong consumer demand, we may lose customers and reduce customer traffic in their stores, which will result in a decline in sales. The introduction of new products may also depress sales of existing products. In addition, a decrease in the demand for popular products may negatively effect comparable store sales. Moreover, because at our Zany Brainy stores we sell only those products that conform to ZB Company, Inc.'s product mission, we may choose not to sell some products that ZB Company, Inc.'s customers desire and thus lose potential sales.

  Risks Related to ZB Company, Inc. Operations

        Competition from non-toy specialty retailers, which compete with ZB Company, Inc.'s children's book and software businesses, could negatively affect ZB Company, Inc.'s business in these categories.

        Non-toy specialty retailers, such as Barnes & Noble and Best Buy, are competing with ZB Company, Inc.'s children's book and software businesses. Such competition could significantly hinder ZB Company, Inc. sales in these categories.

        Customer loyalty to the Noodle Kidoodle, Inc. brand name could cause ZB Company, Inc.'s business to suffer.

        Zany Brainy, Inc. may have lost sales due to a reluctance of loyal Noodle Kidoodle customers to accept Zany Brainy as an alternative source for products they want to buy. There is no assurance ZB Company, Inc. will be able to garner such customers' loyalty.

  Risks Related to Toy Soldier, Inc. Operations

  Toy Soldier, Inc. Operations Depend Substantially on Exclusivity

        A large percentage of FAO brand sales are generated from products not generally available from mass toy merchants. In addition, FAO stores are routinely the launch site for new product offerings. If the FAO brand is unable to maintain exclusive rights or the brand loses its perceived distinction, sales can be expected to suffer in those stores and marketing expense, which typically has been very small, can be expected to increase.

  Risks Related to the Securities Markets

  The price of our common stock may fluctuate.

        Our common stock is quoted on The Nasdaq National Market. In the past, our stock has experienced significant price and volume fluctuations. Such fluctuations may adversely affect the market price of our common stock without regard to our operating performance. In addition, other factors that could cause the price of our common stock to fluctuate substantially include quarterly fluctuations in our financial results, sales after registration of our privately placed securities (including pursuant to this prospectus), the general economy and the financial markets. We are likely to experience such price and volume fluctuations in the future.

        Concentration of ownership limits our outside shareholders' ability to influence corporate matters.

        Our executive officers, directors and significant shareholders collectively own approximately 78% of the outstanding shares of our common stock (assuming conversion of all outstanding convertible securities other than options). Pursuant to a shareholder agreement between Kayne Anderson Investment Management, Inc., Fred Kayne, and Athanor Holdings, LLC and the investment agreement between the Company and Athanor, Athanor has the right to name three members to the Company's Board of Directors, one of whom is to be "independent." As long as these shareholders choose to vote together, they will have the power to control the election of our directors and the approval of any other action requiring the approval of our shareholders, including any amendment to our certificate of incorporation and mergers or sales of all or substantially all of our assets. In addition, without the consent of these shareholders, we will be prevented from entering into transactions that could be beneficial to us or our other shareholders. Also, third parties could be discouraged from making a tender offer or bid to acquire the Company at a price per share that is above the then-current market price.

  Sales of our common stock may depress our stock price.

        Sales of a substantial number of shares of our common stock in the public market, including sales under this prospectus, or the perception that such sales could occur, could adversely affect the market price of our common stock and could make it more difficult for us to raise funds through future offerings of common stock. The securities covered by this prospectus constitute approximately 18.1 million shares of our common stock (including approximately 14.3 million shares that are newly registered) or approximately 53% of our outstanding shares assuming approval of the conversion feature of certain of our preferred stock by our shareholders and without consideration of management and director options. Approximately 6.7 million shares of our common stock are not held by officers, directors and 10% holders.

  Risks Related to Legal Uncertainty

        Our intellectual property may not be safeguarded or we may be subject to infringement claims.

        Our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property are critical to our success. We rely on trademark and copyright law to protect our proprietary rights. We also depend on trade secret protection, confidentiality and license agreements with our employees, customers, partners, subsidiary and others. A third party could copy or otherwise obtain information from us without authorization. For example, employees or consultants could breach their confidentiality agreements. In such a situation, we may not have adequate remedies for breach. In addition, third parties could infringe on our intellectual property and cause us to incur significant defense costs. Any inability to protect our proprietary rights may materially adversely affect our business by reducing our ability to exploit goodwill we have created with our customers. We may also incur significant costs attempting to prevent third parties from using identifying marks similar to ours without any guarantee that we will be successful. In addition we could find our time and other resources diverted to defend against or develop alternate solutions with respect to infringement claims made by others.

        We may be subject to lawsuits arising from our acquisition of the entity that controlled online sales of products under the Right Start brand.

        Creditors of RightStart.com have made claims and may make claims against us for RightStart.com's debts. We have disputed and will continue to dispute those claims; however, if a court were to find us liable for such claims, we have agreed to indemnify Athanor for a portion of the losses under our investment agreement with Athanor.

        We were sued by Oxygen Media, LLC to recover the alleged value of cable television and internet media time allegedly provided or to be provided to us and our affiliate RightStart.com Inc. The basis for the claim is a term sheet that Oxygen admits was non-binding and the actual provision of services under written orders. Oxygen asserts that we and RightStart.com Inc. breached an express contractual obligation to negotiate in good faith to reach an agreement that would have provided Oxygen with cash and in-kind marketing services equal to $13 million. Oxygen asserts, in the alternative, that we and RightStart.com Inc. owe Oxygen $720,000 under an implied-in-fact contract or for services provided. We believe that the breach of contract claims are without merit as to it and that the specific allegations needed to support the claims are false. Furthermore, we believe that the value of services provided to Oxygen exceeds the value of the services provided by Oxygen. We have directed legal counsel to prepare a counter-claim to recover the excess value of the services provided to Oxygen. We have filed a motion to dismiss the complaint in the New York Supreme Court on the basis that the term sheet was non-binding by its terms, as admitted by Oxygen, and therefore may not be enforced under New York law. A hearing was held on January 14, 2002 and the Court took the matter under submission.

  We are subject to products liability and general liability claims.

        Our products are used for and by children and infants who may be injured from usage. We may be subject to claims or lawsuits resulting from such injuries or from injuries suffered by our customers, employees or agents in our stores or otherwise as a result of their relationship with us. We believe we currently have adequate liability insurance. We face the risk, however, that claims or liabilities could exceed our insurance coverage. Furthermore, we may not be able to maintain adequate liability insurance in the future.

  The products we sell are subject to government regulation.

        The products we sell are subject to provisions of the Consumer Safety Act and the regulations issued thereunder. These laws authorize the Consumer Product Safety Commission ("CPSC") to protect the public from products that present a substantial risk of injury. The CPSC can require the manufacturer of defective products to repurchase or recall such products. The CPSC may also impose fines or penalties on the manufacturer. Similar laws exist in some states, cities and other countries in which we market the products we sell. A recall of any of the products we sell may materially adversely affect us by impairing our reputation for quality and safety and diverting our resources from our business generally.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock by the Selling Shareholders. For more information, you should refer to the "Plan of Distribution" section of this prospectus.

OUR CAPITAL STOCK

  Our Common Stock.

        Our common stock, no par value per share, is traded on the Nasdaq National Market under the symbol "RTST."

        Each holder of our common stock is entitled to one vote per share registered in his or her name on our books on all matters submitted to a vote of our shareholders. However, California law permits shareholders to cumulate votes if a shareholder notifies the Company of his desire to do so at the meeting where the shareholder vote is to occur. If a motion to cumulate votes is made, all shareholders will vote cumulatively.

        All issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. Holders of common stock are entitled to all dividends that are declared from time to time by the board of directors out of funds legally available for that purpose, subject to the rights of holders of the Company's preferred stock (described below). For more information, we refer you to "Dividend Policy." Upon dissolution, holders of common stock are entitled to share pro rata in our assets remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding.

  Our Preferred Stock.

        The Right Start, Inc. expects to have no outstanding shares of preferred stock after the special meeting of shareholders scheduled for March 26, 2002. Our board of directors, however, is authorized at any time and from time to time to create and provide for the issuance of shares of preferred stock in one or more series and to fix, from time to time, the relative rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock. The authority of our board of directors with respect to each series of preferred stock includes the determination of the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series.

        Until the special meeting and approval by our shareholders of the conversion feature thereof and authorization of sufficient additional shares of our common stock, our Series E Convertible Preferred Stock, par value $.01 per share ("Series E Preferred Stock"), Series F Convertible Preferred Stock, par value $.01 per share ("Series F Preferred Stock"), Series G Convertible Preferred Stock, par value $.01 per share ("Series G Preferred Stock"), Series H Contingent Convertible Preferred Stock, par value $.01 per share ("Series H Preferred Stock") will be outstanding.

  Series E Preferred Stock

        There are 11,918.815 shares of Series E Preferred Stock outstanding, which, when the conditions to conversion set forth below are met, will automatically convert into 8,334,836 shares of our common stock. The Series E Preferred Stock has an aggregate liquidation preference equal to $11,918,815 payable after payment of any liquidation preference existing under any of our senior outstanding preferred stock. The Series E Preferred Stock is pari passu in right of payment upon liquidation and payment of dividends with our other series of senior preferred stock. Holders of the Series E Preferred Stock have the right to vote as a separate class until such time as the outstanding Series E Preferred Stock has an aggregate liquidation preference less than $4 million and with the holders of our common stock thereafter (with the number of votes of the Series E Preferred Stock being calculated on an as-converted basis) with respect to any merger, acquisition or sale of all or substantially all our assets to which we are a party and any equity issuance we make (other than the issuance of (i) 1,100,000 shares of our common stock in connection with the bankruptcy of Zany Brainy, Inc., (ii) the Series G Preferred Stock, (iii) shares issuable upon conversion of our outstanding convertible equity at the time of issuance of the Series E Preferred Stock and (iv) the Series F Preferred Stock). The Series E Preferred Stock will automatically convert into our common stock immediately upon satisfaction of the conversion conditions which are: (i) approval of the conversion feature in the Series E Preferred Stock by our shareholders and (ii) authorization by our shareholders of sufficient additional shares of our common stock to permit such conversion.

  Series F Preferred Stock

        There are 1,800 shares of Series F Preferred Stock outstanding, which, when the conditions to conversion set forth below are met, will automatically convert into 1,800,000 shares of our common stock. The Series F Preferred Stock has an aggregate liquidation preference equal to $18.00 payable before any payment is made or assets distributed to holders of our common stock and after payment of any liquidation preference existing under any of our other outstanding preferred stock. Holders of the Series F Preferred Stock have the right to vote as a separate class with respect to (a) each amendment of our articles of incorporation that adversely affects the relative rights, preferences, qualifications, limitations or restrictions of the Series F Preferred Stock, or (b) any reclassification of the Series F Preferred Stock. The Series F Preferred Stock will automatically convert into our common stock immediately approval of the conversion feature in the Series F Preferred Stock by our shareholders.

  Series G Preferred Stock

        There are 2,200 shares of Series G Preferred Stock outstanding, which, when the conditions to conversion set forth below are met, will automatically convert into 2,200,000 shares of our common stock. The Series G Preferred Stock has an aggregate liquidation preference equal to $5.5 million payable before any payment is made or assets distributed to holders of our common stock and payable after payment of any liquidation preference existing under any of our senior outstanding preferred stock. The Series G Preferred Stock is pari passu in right of payment upon liquidation and payment of dividends with our other series of senior preferred stock. So long as holders of the Series E Preferred Stock retain a separate class vote on such matters, holders of the Series G Preferred Stock have the right to vote as a separate class with respect to any merger, acquisition or sale of all or substantially all our assets to which we are a party and any equity issuance we make (other than the issuance of (i) 1,100,000 shares of our common stock in connection with the bankruptcy of Zany Brainy, Inc., (ii) the Series E Preferred Stock, (iii) shares issuable upon conversion of our outstanding convertible equity at the time of issuance of the Series G Preferred Stock and (iv) the Series F Preferred Stock). The Series G Preferred Stock will automatically convert into our common stock immediately approval of the conversion feature in the Series G Preferred Stock by our shareholders and authorization of sufficient additional shares of our common stock for issuance to permit such conversion.

  Series H Preferred Stock

        There are 20,000 shares of Series H Preferred Stock outstanding, which, when the conditions to conversion set forth below are met, will automatically convert into 5,000,000 shares of our common stock. The Series H Preferred Stock has an aggregate liquidation preference equal to $20.0 million payable before any payment is made or assets distributed to holders of our common stock and payable after payment of any liquidation preference existing under any of our senior outstanding preferred stock. The Series H Preferred Stock is pari passu in right of payment upon liquidation and payment of dividends with our other series of senior preferred stock. Holders of the Series H Preferred Stock have the right to vote as a separate class until such time as the outstanding Series H Preferred Stock has an aggregate liquidation preference less than $4 million and with the holders of our common stock thereafter (with the number of votes of the Series H Preferred Stock being calculated on an as-converted basis) with respect to any merger, acquisition or sale of all or substantially all our assets to which we are a party and any equity issuance we make (other than the issuance of (i) shares issuable upon conversion of our outstanding convertible equity at the time of issuance of the Series H Preferred Stock and (ii) shares pursuant to management and director stock option plans). The Series H Preferred Stock will automatically convert into our common stock immediately upon approval of the conversion feature in the Series H Preferred Stock by our shareholders and authorization of sufficient additional shares of our common stock for issuance to permit such conversion as well as the exercise of any outstanding warrants to purchase our common stock. The holders of the Series E Preferred Stock and the Series G Preferred Stock approved the issuance of the Series H Preferred Stock.

DIVIDEND POLICY

        Our credit facility with our bank prohibits us from paying dividends without our lender's approval. Additionally, our board of directors has not declared or paid dividends in the past and has no present intention to declare or pay dividends in the future.

SELLING SHAREHOLDERS

        The following table lists:

  •
  the names of each of the Selling Shareholders;

  •
  the number of shares of common stock owned by each of the Selling Shareholders, as of March 2002 and the percentage of this offering represented by such shares;

  •
  the number of shares that may be offered and sold by each of the Selling Shareholders; and

  •
  the number of shares each Selling Shareholder will own after the sale, assuming such shareholder sells all his or her shares.

        As used in this prospectus, "Selling Shareholders" includes donees, pledges, transferees and other successors in interest selling shares received from a Selling Shareholder after the date of this prospectus as a gift, pledge, partnership distribution, distribution to members or stockholders, transfer in connection with a bankruptcy plan of liquidation or other non-sale transfer. Except as noted below or in a document incorporated by reference, none of the Selling Shareholders has had any position, office or other material relationship with us within the past three years.

	Ownership of Common Stock Prior to Offering
			Shares Offered for Selling Shareholder's Account
Selling Shareholders				Ownership of Stock After Offering[1]
	Number (+)	Percent
ARBCO Associates, L.P.[2]	2,345,618	12.7	2,345,618	0
Kayne Anderson Non-Traditional Investments, L.P.[2]	1,464,582	7.9	1,464,582	0
Kayne Anderson Diversified Capital Partners[2]	1,841,436	10.0	1,841,436	0
Kayne Anderson Capital Partners, L.P.[2]	673,158	3.7	673,158	0
Kayne Anderson Capital Advisors, L.P.[2]	418,770	2.3	418,770
Richard Kayne[2]	1,466,343	5.8	1,466,343	0
Fred Kayne[3]	1,671,115	8.8	1,671,115	0
Fortune Twenty-Fifth[3]	512,640	2.8	512,640	0
KBB Retail Assets Corp.[4]	4,750,000	25.8	4,750,000	0
Quality Fulfillment Services, Inc.[4]	250,000	1.4	250,000	0
Zany Brainy, Inc.[5]	1,100,000	6.0	1,100,000	0
Palomar Ventures I, L.P.[6]	132,954	*	132,954	0
Marina Corporate LLC[7]	68,995	*	68,995	0
Jerry & Ida Kayne[8]	256,320	1.4	256,320	0
Stephen Kayne[9]	64,080	*	64,080	0
Lakeside Enterprises, L.P.[10]	64,080	*	64,080	0
Bruce Newberg[11]	10,000	*	10,000	0
Lloyd Miller[12]	192,240	1.0	192,240	0
Jerrold Fine[13]	160,200	*	160,200	0
William Calvert[14]	16,020	*	16,020	0
Milton and Rosemary Okun[15]	160,200	*	160,200	0
Bryant Riley[16]	160,200	*	160,200	0
Carl E. Warden SEP/IRA[17]	192,240	1.0	192,240	0
Keith Kretschmer[18]	64,080	*	64,080	0
Sigmund and Judith Wolkomir[19]	16,020	*	16,020	0
Michael Targoff[20]	350,753	1.9	350,753	0
Robert A. Muh[21]	32,040	*	32,040	0
Gilbert Matthews[22]	32,040	*	32,040	0
Arthur E. Hall[23]	224,280	1.2	224,280	0

Robert Schnell[24]	96,120	*	96,120	0
Donald Shapiro[25]	32,040	*	32,040	0
John and Angela Holland[26]	25,632	*	25,632	0
Tom Hacking[27]	32,040	*	32,040	0

Total	18,146,129	100	18,146,129	0

        1Amounts assume each Selling Shareholder sells all of its shares offered hereby.

        2Richard A. Kayne is the President and Chief Executive Officer, of Kayne, Anderson Investment Management, Inc., which is the general partner of each of ARBCO Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners and Kayne Anderson Capital Partners, L.P. Mr. Richard Kayne is also a director of the Company. The address for Mr. Richard Kayne and such entities is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067.

        3. Fred Kayne is a director of the Company. The address for Mr. Fred Kayne is c/o Fortune Fashions, 6501 Flotilla Street, Commerce, California 90040. Mr. Fred Kayne is the sole shareholder of Fortune Twenty-Fifth.

        4c/o Royal Vendex KBB N.V., De Klencke 6, NL-1083, Postbus 7997, 1008 AD, Amsterdam, Netherlands.

        5John Reilly, 2520 Renaissance Boulevard, King of Prussia, Pennsylvania 19406.

        6 Ventures I, L.P., 100 Wilshire Boulevard Suite 450, Santa Monica, CA 90401

        7Marina Corporate LLC, 4134 Del Rey Avenue, Marina del Rey, CA 90292

        8Jerry & Ida Kayne, c/o Fortune Financial, 1800 Avenue of the Stars Suite 310, Los Angeles, CA 90067

        9Stephen Kayne, Fortune Financial, 1800 Avenue of the Stars Suite 310, Los Angeles, CA 90067

        10Jill Higgins, Lakeside Enterprises, L.P. 10153 1/2 Riverside Drive #598 Toluca Lake, CA 91602

        11Bruce Newberg, 11601 Wilshire Blvd. Suite 1940, Los Angeles, California 90025

        12Lisa Garrison c/o PNC Bank Re: Lloyd Miller, 249 Fifth Avenue P1-POPP-LB-6, Trust Securities Vault 939, Pittsburgh, PA 15222-2707

        13Jerrold Fine, HSMC Partners, L.P., 10 Wright Street, Building B-4, Westport, Connecticut 06881

        14William Calvert, c/o Lehman Brothers, 1100 Glendon Avenue 11th Floor, Westwood, CA 90024

        15Milton T. Okun and Rosemary Okun, 942 North Alpine, Beverly Hills, CA 90210

        16Bryant Riley, B. Riley & Company, Inc., 11150 Santa Monica Boulevard, Suite 750, Los Angeles, CA 90025

        17RBC Dain Rauscher Custodian, f/b/o Carl E. Warden SEP/IRA, 510 Marquette Avenue South, Minneapolis, MN 55402-1106, Attn: Alternative Investments-Lisa Adams

        18Keith Kretschmer, 294 Sunshine Avenue, Sequim, WA 98382

        19Sigmund and Judith Wolkomir, 707 Broughton Road, Bethel Park, PA 15102

        20Michael Targoff, 1330 Avenue of the Americas, 36th Floor, New York, NY 10019

        21Robert A. Muh, c/o Sutter Securities, Inc., 1 Sansome Street Suite 3950, San Francisco, CA 94104

        22Gilbert Matthews, c/o Sutter Securities, Inc., 1 Sansome Street, Suite 3950, San Francisco, CA 94104

        23Arthur E. Hall, 1726 Cedarwood Drive, Minden, Nevada 89423

        24Robert Schnell, c/o Kayne Anderson, 1800 Avenue of the Stars 2nd Floor, Los Angeles, CA 90067

        25Donald Shapiro, c/o Kayne Anderson, 1800 Avenue of the Stars 2nd Floor, Los Angeles, CA 90067

        26John & Angela Holland, c/o Kayne Anderson, 1800 Avenue of the Stars 2nd Floor, Los Angeles, CA 90067

        27Tom Hacking, c/o Kayne Anderson, 1800 Avenue of the Stars 2nd Floor, Los Angeles, CA 90067

        *      Less than one percent.

        +    Approximately 1.8 million of the shares in this table are shares that may be obtained upon exercise of Warrants and approximately 9.0 million are shares that may be obtained upon conversion of preferred stock after approval of the conversion feature of such stock by our shareholders.

PLAN OF DISTRIBUTION

        We will not receive any proceeds from the sale of our common shares offered hereby. The Selling Shareholders, including their transferees, pledgees or donees, or their successors, may sell their shares from time to time at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices, either directly or through broker-dealers or underwriters. The brokers or underwriters may act solely as agents or may acquire the common shares as principals. The brokers or underwriters may receive the usual and customary compensation or specifically negotiated underwriting discounts, concessions or commissions from each of the Selling Shareholders and/or purchasers of the shares for whom they act as agent.

        The shares may be distributed in one or more transactions. Such transactions may take place:

  (i)
  on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market; or

        (ii)  in the over-the-counter market; or

        (iii)  in underwritten public offerings; or

        (iv)  by pledge to secure debts and other obligations; or

        (v)  through a combination of any of the above which may involve crosses or block transactions.

        The Selling Shareholders may pay brokerage fees or commissions in the usual or customary form or specially negotiated brokerage fees in connection with such transactions.

        The aggregate proceeds to the Selling Shareholders from the sale of our common stock will be the purchase price of the common stock less discounts and commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly through agents. The shares of common stock described in this prospectus may be sold from time to time directly by the Selling Shareholders. Alternatively, the Selling Shareholders may from time to time offer shares of common stock for sale to or through underwriters, broker/dealers or agents. The Selling Shareholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. We and such persons disclaim, however, that such person is an underwriter of the shares. Any discounts, commissions or profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

        In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933, as amended, may be sold under Rule 144 or Rule 144A rather than in connection with this prospectus. The Selling Shareholders may decide not to sell any of the shares they hold or not to sell all of the shares they hold. The Selling Shareholders may transfer, devise or gift such shares by other means not described in this prospectus.

        To the extent required, any time an offer of shares is made the following information will be set forth in an accompanying prospectus supplement, or if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part:

  •
  the specific shares to be sold,

  •
  the names of each of the Selling Shareholders,

  •
  the purchase price of the shares,

  •
  the public offering price of the shares,

  •
  the names of any agent, dealer or underwriter involved in the sale, and

  •
  any applicable commission or discount received by any agent, dealer or underwriter in connection with the sale.

        We will indemnify each of the Selling Shareholders against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. We will also contribute to payments the Selling Shareholders may be required to make under the Securities Act of 1933, as amended.

        To comply with the securities laws of certain jurisdictions, the common shares will be offered or sold in such jurisdictions only through licensed brokers or dealers. Also, in certain jurisdictions the common shares may not be offered or sold unless they have been registered or qualified for sale or are exempt from registration or qualification.

        The Securities Exchange Act of 1934 and its rules and regulations apply to each Selling Shareholder and any other persons participating in the distribution. In particular, Regulation M of the Securities Exchange Act of 1934 may limit the timing of purchases and sales made by each Selling Shareholder and any other person. Such rules, regulations and limitations may affect the marketability of the shares offered hereby.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended February 3, 2001 and our Proxy Statement for a special meeting of shareholders to be held March 26, 2002, have been so incorporated in reliance on the report of Arthur Andersen LLP, KPMG LLP, Gilderman, Johnson & Company, LLP, and Janover Rubinroit, LLC, independent accountants, given on the authority of said firms as experts in auditing and accounting in giving said reports.

        The financial statements for year ended January 30, 1999 incorporated in this Prospectus by reference to The Right Start, Inc.'s Annual Report on Form 10-K for the year ended February 3, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        Fulbright & Jaworski L.L.P. of Los Angeles, California, has given an opinion with respect to the validity of the common shares offered hereby.

MATERIAL CHANGES

        On March 1, 2002, we redeemed our Series A Mandatorily Redeemable Preferred Stock for $3 million.

INCORPORATION BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede previously filed information, including information contained in this document.

        We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

  (1)
  The Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001 (superceded by the Annual Report on Form 10-K included in the Company's Proxy Statement for a special meeting of shareholders to be held March 26, 2002);

  (2)
  The Company's Quarterly Reports on Form 10-Q filed for the quarters ended May 5, 2001, August 4, 2001 and November 3, 2001;

  (3)
  The Company's Current Reports on Form 8-K and amendments thereto dated September 20, 2001, October 1, 2001, November 19, 2001, December 4, 2001, January 18, 2002, January 29, 2002 and January 30, 2002; and

  (4)
  The Company's Proxy Statement for a special meeting of shareholders to be held March 26, 2002.

        If this prospectus modifies any documents incorporated by reference into this prospectus, this prospectus supersedes such document. Also, if a document incorporated herein by reference that we file later with the Securities and Exchange Commission modifies a document already incorporated by reference into this prospectus, then the later filed document will supersede the previously filed information. Any statement that is modified in this way will not be considered to be a part of this prospectus.

        You may request free copies of any of the documents incorporated by reference into the prospectus that are not delivered with the prospectus by writing or telephoning us at the following address:

The Right Start, Inc.
2520 Renaissance Boulevard
King of Prussia, PA 19406
Attention: Secretary
610.278.7800

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The expenses relating to the registration of the common shares will be borne by the Company. Such expenses are estimated to be as follows:

SEC Registration Fee	$6,285
Printing Expenses	2,500
Legal Fees and Expenses (including Blue Sky)	7,500
Accounting Fees and Expenses	15,000
Miscellaneous	2,500

Total	$33,785

        Item 15. Indemnification of Directors and Officers

        Section 317 of the California General Corporation Law authorizes the Company to indemnify its officers and directors, including indemnification for liabilities (and reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The Amended and Restated Articles of Incorporation of the Company authorizes the Company to indemnify any present or former officer, director or agent who breaches his or her duties to the Company or its shareholders. The indemnification can exceed the amount allowed by California law, subject to certain limitations.

        In addition, the Company has entered into indemnification agreements with certain of its former directors and executive officers.

        Under the indemnification agreements:

  •
  the Company must indemnify such individuals to the fullest extent permitted by applicable law,

  •
  the Company must advance costs and expenses incurred by the officer or director in defending or investigating an action. If the Company advances such payments and such person is not entitled to indemnification, then he or she must repay such amounts to the Company,

  •
  an officer or director may petition the court to require the Company to pay the amounts agreed to in the agreements and

  •
  if such officer or director is successful in making such a request to the court, he or she is entitled to the court costs incurred.

        The benefits of the indemnification agreements are not available if the officer or director:

          (1)  has other indemnification insurance for the claim, or the matters giving rise to the claim; or

          (2)  has committed an act, transaction or omission for which he or she may not be relieved of liability under California General Corporations Law or federal securities laws.

        In accordance with Section 204(a)(10) of the California General Corporation Law, the Amended and Restated Articles of Incorporation of the Company provide that a director is not liable to the Company or its shareholders for monetary damages to the fullest extent permissible under California law. Under California law, however, the Company may not limit the liability of a director for:

          (i)    acts or omissions that show intentional misconduct or a knowing and culpable violation of law,

          (ii)  acts or omissions that a director believes to be against the best interest of the Company or its shareholders or that involve bad faith,

          (iii)  any transaction from which a director derived an improper personal benefit,

          (iv)  acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances where the director was, or should have been, aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders,

          (v)  acts or omissions that show an unexcused pattern of inattention that amounts to an abandonment of the director's duty to the Company or its shareholders,

          (vi)  any improper transactions between a director and the Company where the director has a material financial interest, or

          (vii) any unlawful distributions to the shareholders of the Company

          (viii)any unlawful loan of money or property to any director or officer of the Company

          (ix)  any unlawful guarantee of the obligation of any director or officer of the Company.

        The Company currently maintains directors' and officers' liability insurance.

Item 16.    Exhibits

Exhibit Number	Description
5.1	Opinion of Fulbright & Jaworski L.L.P.*
23.1	Consent of Arthur Andersen LLP*
23.2	Consent of KPMG LLP*
23.3	Consent of Gilderman, Johnson & Company, LLP*
23.4	Consent of Janover Rubinroit, LLC*
23.5	Consent of PricewaterhouseCoopers LLP
23.6	Consent of Fulbright & Jaworski L.L.P. (included with Exhibit 5.1)*
99.1	Zany Brainy, Inc. Annual Report of Form 10-K for the period ended February 3, 2001.*
99.2	Letter regarding Arthur Andersen LLP

*
Previously filed.

Item 17.    Undertakings

        (a)  The undersigned Registrant hereby undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

            (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the Plan of Distribution not previously disclosed in the registration statement or any material change to such information in the registration statement provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issues.

SIGNATURES

        Pursuant to the requirement of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in King of Prussia, State of Pennsylvania, on March 19, 2002.

THE RIGHT START, INC.
By:	/s/ JERRY R. WELCH Jerry R. Welch, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jerry R. Welch	President and Chief Executive Officer	March 19, 2002
* Richard A. Kayne	Director	March 19, 2002
* Fred Kayne	Chairman of the Board, Director	March 19, 2002
* Jill T. Higgins	Director	March 19, 2002
* Andrew Feshbach	Director	March 19, 2002
* Robert R. Hollman	Director	March 19, 2002
* Howard M. Zelikow	Director	March 19, 2002
* Raymond P. Springer	Chief Financial Officer (Principal Financial and Accounting Officer)	March 19, 2002
*By:	/s/ JERRY R. WELCH
Jerry R. Welch Pursuant to powers of attorney Dated March 19, 2002

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SUBJECT TO COMPLETION DATED MARCH 19, 2002 PROSPECTUS 14,348,819 Shares The Right Start, Inc. Common Stock
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The Right Start, Inc. UNAUDITED PROFORMA COMBINED STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED NOVEMBER 3, 2001
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